123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

April 3, 2013

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

William H. Thompson, Accounting Branch Chief

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

RE:	AutoZone, Inc.

Form 10-K for Fiscal Year Ended August 25, 2012

Filed October 22, 2012

File No. 1-10714

Dear Mr. Thompson:

AutoZone, Inc. respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended August 25, 2012. Below is our response to the comments in your letter dated March 13, 2013. For your convenience of reference and review, we have repeated your comment as presented in the letter and replied in bold immediately under the comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

1.	Please quantify the amount of internet sales for each year presented in dollars and disclose whether or not those sales are included in the increase in domestic comparable store net sales. To the extent material, separate quantification of internet sales should be provided. Please refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960, available on our website.

AutoZone Response:

As of August 25, 2012, our internet sales consisted of sales from our online websites and our commercial ordering system, www.autozonepro.com. Our online websites include www.autozone.com, www.alldata.com and www.alldatadiy.com.

Our commercial customers are able to access www.autozonepro.com to place orders with a designated AutoZone store. The commercial ordering system allows the customer an alternative to electronically place their orders rather than directly interacting with store personnel via the phone. Once received by the store, the order is fulfilled and delivered in the same manner as other commercial orders. Sales to commercial customers are recognized by the store processing the order. Accordingly, sales processed through www.autozonepro.com are included in our domestic same store sales to the extent the store processing the order is included in our definition of a same store.

The www.autozone.com website allows customers an option to have merchandise shipped directly to a location of their choice or to pick up the merchandise at their local AutoZone store. Merchandise orders that are shipped directly to a customer are fulfilled from our E-commerce fulfillment center. Sales of such merchandise are captured as part of our E-commerce operations, which are not included in domestic same store sales. Merchandise sales that are ordered from the www.autozone.com website and picked up at a designated AutoZone store are included in the store’s operating results. Accordingly, sales that are picked up in-store are included in our domestic same store sales to the extent the store processing the order is included in our definition of a same store.

Sales through www.alldata.com and www.alldatadiy.com are captured as part of our ALLDATA operations. Such sales are not included in domestic same store sales.

Our total internet sales are not a material part of our overall operating results. Total internet sales represent less than 3% of consolidated net sales for any period presented in our Annual Report on Form 10-K for fiscal year ended August 25, 2012. Therefore, we do not believe separate disclosure of internet sales would be meaningful to users of our financial statements. We will continue to monitor the level and type of internet sales activity and determine whether additional disclosure may be warranted in future filings.

In future filings, we will include language in the footnotes to Item 6. Selected Financial Information reflecting our treatment of internet sales in computing domestic same store sales data as described above so that readers of such information will have a better understanding as to the impact of internet sales on our domestic same store data. Moreover, we will continually monitor the materiality of internet sales not included in store sales and make appropriate additional disclosures to the extent required.

Note P. Segment Reporting, page 62

2.	We note that you have identified Domestic Auto Parts and Mexico as operating segments and that these segments have been aggregated into one reportable segment. Please tell us in detail why Domestic Auto Parts and Mexico operating segments have similar economic characteristics. In addition, please refer to ASC 280-10-50-41 and tell us your consideration of disclosing the geographical information related to your Mexico segment. If providing the geographical information is impracticable, that fact should be disclosed.

AutoZone Response:

As of August 25, 2012, our Domestic Auto Parts Stores (“DAP”) operating segment and our Mexico Auto Parts Stores (“Mexico”) operating segment collectively represent 98% of consolidated net sales and meet the aggregation criteria in ASC 280-10-50-11.

ASC 280-10-50-11 states that operating segments may be aggregated if they have similar economic characteristics. Both DAP and Mexico have similar long-term economic characteristics and are likely to converge even further over the long term. The gross margins for DAP and Mexico, as a percentage of sales, for fiscal year 2012 were within approximately 190 basis points of each other (the difference in the two percentages is less than 4%). We believe that the gross margins for fiscal year 2012 are representative of expected future performance and the gross margin as a percentage of sales for DAP and Mexico will further converge over the long term, consistent with our experience over the last five years.

ASC 280-10-50-11 also requires that aggregated operating segments be similar in each of five qualitative areas: the nature of the products and services; the nature of the production processes; the type or class of customer for their products and services; the methods used to distribute their products or provide their services; and, if applicable, the nature of the regulatory environment (for example, banking, insurance, or public utilities). DAP and Mexico sell the same products, which are auto parts and accessories for passenger vehicles. Both DAP and Mexico have the same production process, in that both procure the auto parts and accessories they sell from the same vendor base, which for both include vendors in Mexico (mainly Mexican subsidiaries of U.S. companies) and in the United States. The customers for both DAP and Mexico are the same — consumers of auto parts for installation in passenger vehicles. The same distribution process is used to move products to all our stores in the U.S. and Mexico. There is no specific regulatory environment that would cause any dissimilarity between DAP and Mexico.

Additionally, our management structure for DAP and Mexico is similar. Our Chief Executive Officer is our chief operating decision maker (“CODM”). We have two executive vice presidents and six senior vice presidents (“SVPs”) who report directly to the CODM. Two of these SVPs are the segment managers for the DAP and Mexico operating segments (the “Operating SVPs”). The Operating SVPs have three levels of management between themselves and the store managers.

For these reasons, we believe the DAP and Mexico operating segments meet the quantitative and qualitative aggregation criteria under ASC 280-10-50-11; they have similar long-term economic characteristics, and sell the same product, which is procured and distributed in the same manner, to the same type of customers. As a result, we aggregate DAP and Mexico into one reportable segment, Auto Parts Stores. We respectfully submit that this presentation is consistent with the objective and principles of ASC 280-10-10-1, as it provides users of our financial statements with all of the information about our auto part stores that they need to help them understand the Company’s performance, assess the Company’s prospects for future net cash flows and make more informed judgments about the Company as a whole.

We do not disclose the information required under ASC 280-10-50-41 as the information is immaterial to our business. During the three years presented in our Annual Report on Form 10-K for fiscal year ended August 25, 2012, our Mexico sales are less than 5% of consolidated net sales and long-lived assets in Mexico are less than 8% of consolidated long-lived assets. Therefore, we do not believe separate disclosure of the geographical information relating to our Mexico operating segment would be meaningful to users of our financial statements.

AutoZone, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly,

AutoZone, Inc.

By:	/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive Vice President Finance, Information Technology and ALLDATA